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                                                              EXHIBIT 99.1(a)(5)


                 SUPPLEMENT TO OFFER TO PURCHASE FOR CASH

                                    BY

                           ARAMARK CORPORATION

            ALL OUTSTANDING SHARES OF ITS CLASS A COMMON STOCK

                                    AT

                            $500.00 PER SHARE

           THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M.,

    PHILADELPHIA TIME, ON JUNE 15, 1998, UNLESS THE OFFER IS EXTENDED.

  ARAMARK Corporation, a Delaware corporation (the "Company"), has invited its stockholders to tender all outstanding shares of its Common Stock, Class A, par value $0.01 per share (the "Shares"), to the Company at a price of $500.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 15, 1998 and the related Letter of Transmittal (which together, as amended and supplemented by this Supplement, constitute the "Offer").

  The Company as a matter of course obtains an appraisal of the fair market value of the Shares as of December 1, March 1, June 1, and September 1 of each year. The most recent appraisal of the fair market value per Share was $377.50, according to an appraisal completed by Houlihan, Lokey, Howard & Zukin Financial Advisors Inc. as of June 1, 1998. See Sections 6 and 7 of the Offer to Purchase.

  Payment for Shares accepted for payment pursuant to the Offer will be made by check unless a stockholder elects to receive payment by wire transfer. Stockholders electing to receive payment by wire transfer should call the Special Depositary Group (the "Depositary") at (215) 238-3246 no later than three business days prior to the Expiration Date (as defined in the Offer to Purchase) to give the Depositary proper wire instructions.

  After consummation of the Offer, the Company intends to refinance part of the outstanding borrowings under its Bank Facility (as defined in the Offer to Purchase) through the issuance of debt securities in the public markets, subject to market conditions.

  The Offer is conditioned upon, among other things, (1) at least 900,000 shares of Class A Common Stock being validly tendered and not withdrawn prior to the expiration of the Offer, and (2) the approval by the Court (as defined in the Offer to Purchase) of the terms of the Stipulation (as defined in the Offer to Purchase). See Sections 6 and 8 of the Offer to Purchase.

  Stockholders who have previously validly tendered and not properly withdrawn their Shares pursuant to the Offer are not required to take any further action. Except as otherwise set forth in this Supplement, the terms and conditions previously set forth in the Offer to Purchase remain applicable in all respects to the Offer, and this Supplement should be read in conjunction with the Offer to Purchase.

  THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER. HOWEVER, STOCKHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER. NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES.

June 1, 1998